UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM 11-K

                                  ANNUAL REPORT

(Mark one)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934b For the transition period from ______________ to ______________

Commission File Number: 001-12669

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SOUTH CAROLINA BANK AND TRUST EMPLOYEES' SAVINGS PLAN
                        950 John C. Calhoun Drive, S. E.
                        Orangeburg, South Carolina 29115

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           FIRST NATIONAL CORPORATION
                               520 Gervais Street
                         Columbia, South Carolina 29201

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------

                              FINANCIAL STATEMENTS
                         WITH SUPPLEMENTARY INFORMATION
                     YEARS ENDED DECEMBER 31, 2002 AND 2001
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------

                                TABLE OF CONTENTS
                                -----------------
                                                                      PAGE
                                                                      ----

Independent Auditors' Report                                          2
Statements of Net Assets Available for Benefits                       3-4
Statements of Changes in Net Assets Available for Benefits            5-6
Notes to Financial Statements 7-11
Supplementary Information:
  Schedule of Assets Held for Investment Purposes                     13

                          INDEPENDENT AUDITORS' REPORT

To the Trustees of the South Carolina Bank and Trust Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the South Carolina Bank and Trust Employees' Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the South Carolina Bank and Trust Employees' Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


J.W. Hunt and Company, LLP Columbia, South Carolina
June 6, 2003


                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN


                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  INTER-     FIRST
                                     GUARANTEED   INDEXED      ASSET        INDEXED     GROWTH    NATIONAL   NATIONAL
                                     INTEREST     BOND         MANAGER      EQUITY      EQUITY    EQUITY     CORPORATION
                                     ACCOUNT      FUND         FUND         FUND        FUND      FUND       STOCK         TOTAL
                                     -------      ----         ----         ----        ----      ----       -----         -----
ASSETS:
Investments, at fair value:
 Mutual funds                              $ -  $ 135,368   $ 1,762,405  $ 1,871,617  $ 817,155 $ 132,877          $ -  $ 4,719,422
 First National Corporation stock            -          -             -            -          -         -    1,697,904    1,697,904
 Money market funds                          -          -             -            -          -         -       10,708       10,708

Investments, at contract value:
 New York Life Insurance Company,
 Investment contract                 2,863,712          -             -            -          -         -            -    2,863,712
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
        Total investments            2,863,712    135,368     1,762,405    1,871,617    817,155   132,877    1,708,612    9,291,746
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
Receivables:
 Employer's contribution                31,625      7,024        36,124       68,600     56,429     7,152       41,664      248,618
 Interest or dividends                       -          -             -            -          -         -           25           25
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
        Total receivables               31,625      7,024        36,124       68,600     56,429     7,152       41,689      248,643
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

        Total assets                 2,895,337    142,392     1,798,529    1,940,217    873,584   140,029    1,750,301    9,540,389

LIABILITIES:
 Benefits payable                            -          -             -            -          -         -        2,013        2,013
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

Net assets available for benefits  $ 2,895,337  $ 142,392   $ 1,798,529  $ 1,940,217  $ 873,584 $ 140,029  $ 1,748,288  $ 9,538,376
                                   ===========  =========   ===========  ===========  ========= =========  ===========  ===========


                    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS




                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN


                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  INTER-     FIRST
                                     GUARANTEED   INDEXED      ASSET        INDEXED     GROWTH    NATIONAL   NATIONAL
                                     INTEREST     BOND         MANAGER      EQUITY      EQUITY    EQUITY     CORPORATION
                                     ACCOUNT      FUND         FUND         FUND        FUND      FUND       STOCK         TOTAL
                                     -------      ----         ----         ----        ----      ----       -----         -----
ASSETS:
Investments, at fair value:
 Mutual funds                              $ -   $ 74,826   $ 1,896,718  $ 2,354,644 $1,035,384 $ 117,271          $ -  $ 5,478,843
 First National Corporation stock            -          -             -            -          -         -    1,145,706    1,145,706
 Money market funds                          -          -             -            -          -         -        4,832        4,832

Investments, at contract value:
 New York Life Insurance Company,
 Investment contract                 2,255,669          -             -            -          -         -            -    2,255,669
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
    Total investments                2,255,669     74,826     1,896,718    2,354,644  1,035,384   117,271    1,150,538    8,885,050
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

Receivables:
 Employer's contribution                21,031      3,665        28,408       58,369     49,959     6,770       33,301      201,503
 Participants' contributions                 -          -            33            -         33         -        4,211        4,277
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
    Total receivables                   21,031      3,665        28,441       58,369     49,992     6,770       37,512      205,780
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
Net assets available for benefits  $ 2,276,700   $ 78,491   $ 1,925,159  $ 2,413,013 $1,085,376 $ 124,041  $ 1,188,050  $ 9,090,830
                                   ===========  =========   ===========  ===========  ========= =========  ===========  ===========

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS



                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN


                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          YEAR ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  INTER-     FIRST
                                     GUARANTEED   INDEXED      ASSET        INDEXED     GROWTH    NATIONAL   NATIONAL
                                     INTEREST     BOND         MANAGER      EQUITY      EQUITY    EQUITY     CORPORATION
                                     ACCOUNT      FUND         FUND         FUND        FUND      FUND       STOCK         TOTAL
                                     -------      ----         ----         ----        ----      ----       -----         -----
Additions to net assets attributed to:
Investment income:
 Interest                            $ 141,100        $ -           $ -          $ -        $ -       $ -        $ 103    $ 141,203
 Dividends                                   -      4,183        34,870       28,003          -     2,299       38,955      108,310
 Net appreciation in
  fair value of investments                  -      2,072             -            -          -         -      431,920      433,992
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
    Total investment income            141,100      6,255        34,870       28,003          -     2,299      470,978      683,505
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

Contributions:
 Employer's                             31,693      7,024        36,440       68,808     56,486     7,152       41,664      249,267
 Participants'                         115,716     30,017       137,076      259,020    232,954    30,445      167,515      972,743
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
    Total contributions                147,409     37,041       173,516      327,828    289,440    37,597      209,179    1,222,010
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
    Total additions                    288,509     43,296       208,386      355,831    289,440    39,896      680,157    1,905,515
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

Deductions from net
 assets attributed to:
  Benefits paid to participants         69,841          -        19,085       52,656     23,080    10,859       67,125      242,646
  Net depreciation in
   fair value of investments                 -          -       268,767      572,929    353,230     7,853            -    1,202,779
  Administrative expenses                8,863          -             -            -          -         -        3,681       12,544
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
    Total deductions                    78,704          -       287,852      625,585    376,310    18,712       70,806    1,457,969
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

Net increase (decrease)
 prior to interfund transfers          209,805     43,296       (79,466)    (269,754)   (86,870)   21,184      609,351      447,546
Interfund transfers                    408,832     20,605       (47,164)    (203,042)  (124,922)   (5,196)     (49,113)           -
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

     Net increase (decrease)           618,637     63,901      (126,630)    (472,796)  (211,792)   15,988      560,238      447,546

Net assets available for benefits:
   Beginning of year                 2,276,700     78,491     1,925,159    2,413,013  1,085,376   124,041    1,188,050    9,090,830
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

   End of year                     $ 2,895,337  $ 142,392    $1,798,529   $1,940,217  $ 873,584 $ 140,029  $ 1,748,288   $9,538,376
                                   ===========  =========   ===========  ===========  ========= =========  ===========  ===========

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS




                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN


                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          YEAR ENDED DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  INTER-     FIRST
                                     GUARANTEED   INDEXED      ASSET        INDEXED     GROWTH    NATIONAL   NATIONAL
                                     INTEREST     BOND         MANAGER      EQUITY      EQUITY    EQUITY     CORPORATION
                                     ACCOUNT      FUND         FUND         FUND        FUND      FUND       STOCK         TOTAL
                                     -------      ----         ----         ----        ----      ----       -----         -----
Additions to net
 assets attributed to:
Investment income:
 Interest                            $ 123,988        $ -           $ -          $ -       $ -        $ -        $ 758   $ 124,746
 Dividends                                   -      4,401        40,761      144,215         -      2,802       31,494     223,673
 Net appreciation in
  fair value of investments                  -          -             -            -         -          -      323,742     323,742
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
   Total investment income             123,988      4,401        40,761      144,215         -      2,802      355,994     672,161
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

Contributions:
 Employer's                             21,031      3,665        28,408       58,369     49,959     6,770       33,301     201,503
 Participants'                          83,756      8,926       104,721      225,565    207,382    30,803      132,258     793,411
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
   Total contributions                 104,787     12,591       133,129      283,934    257,341    37,573      165,559     994,914
                                     ---------    -------     ---------    ---------    -------   -------    ---------   ----------
   Total additions                     228,775     16,992       173,890      428,149    257,341    40,375      521,553   1,667,075
                                     ---------    -------     ---------    ---------    -------   -------    ---------   ----------

Deductions from
 net assets attributed to:
  Benefits paid to participants        146,165          -       133,107      188,645     57,636     7,934       44,328      577,815
  Net depreciation in
  fair value of investments                  -      2,246       148,313      477,666    278,398    19,814            -      926,437
  Administrative expenses                8,637          -             -            -          -         -        2,885       11,522
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------
   Total deductions                    154,802      2,246       281,420      666,311    336,034    27,748       47,213    1,515,774
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

Net increase (decrease)
 prior to interfund transfers           73,973     14,746      (107,530)    (238,162)   (78,693)   12,627      474,340      151,301
Interfund transfers                    128,981     63,745       (84,187)    (121,166)    39,497   (35,160)       8,290            -
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

  Net increase (decrease)              202,954     78,491      (191,717)    (359,328)   (39,196)  (22,533)     482,630      151,301

Net assets available for benefits:
 Beginning of year                   2,073,746          -     2,116,876    2,772,341  1,124,572   146,574      705,420    8,939,529
                                     ---------    -------     ---------    ---------    -------   -------    ---------    ---------

  End of year                       $2,276,700   $ 78,491    $1,925,159   $2,413,013 $1,085,376 $ 124,041   $1,188,050   $9,090,830
                                   ===========  =========   ===========  ===========  ========= =========  ===========  ===========


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                             SOUTH CAROLINA BANK AND
                                      TRUST
                             EMPLOYEES' SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN:

The following description of the South Carolina Bank and Trust (a wholly-owned subsidiary of First National Corporation) Employees' Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General:

     The Plan is a contributory defined contribution plan covering all full-time employees of South Carolina Bank and Trust, N.A. (the "Company") and all affiliates of the Company who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions:

     Each year, participants may contribute up to 18 percent of pretax annual base compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 50 percent of the first 4 percent of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 2 percent of base compensation. Employer contributions may be made from current or accumulated net profits. Contributions are subject to certain limitations.

     Participant accounts:

     Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Plan earnings. The participant's account is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting:

     Participants' accounts are fully vested.

     Payment of benefits:

     On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of his or her account.

     Investment options:

     Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

         Guaranteed Interest Account - Funds are invested in a guaranteed investment contract (GIC) with an insurance company.

         Indexed Bond Fund - Funds are invested primarily in debt securities of the Salomon Smith Barney BIG Index.

         Asset Manager Fund - Funds are invested primarily in domestic and foreign common stocks, U.S. Treasuries and agencies, investment-grade corporate bonds, mortgage pass-through securities, asset-backed securities and money market instruments.

         Indexed Equity Fund - Funds are invested in common stocks replicating the Standard and Poor's 500 Composite Index.

         Growth Equity Fund - Funds are invested primarily in stocks issued by companies with investment characteristics such as: participation in expanding markets, increasing return on investment, increasing unit sales volume, and higher growth in revenue and earnings per share relative to the average of common stocks comprising indices such as the Standard and Poor's 500 Composite Index.

         International Equity Fund - Funds are invested primarily in non-U.S.
             common stocks with an emphasis on large, well-established companies. A value approach is used for country selection, with a broad diversification of holdings within each country. Stocks of both established economies and emerging market countries are included.

         First National Corporation Stock Fund - The First National Corporation
             Stock Fund invests only in First National Corporation common shares and money market equivalents.

NOTE B - SUMMARY OF ACCOUNTING POLICIES:

     Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation:

The Plan's investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note
D). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits:

Benefits are recorded when paid.

     Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure or contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

NOTE C - INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                               December 31,

                                                                                       2002               2001
                                                                                       ----               ----
Eclipse Asset Manager Fund, 165,174 and 153,830 shares, respectively                $ 1,762,405       $ 1,896,718
Eclipse Indexed Equity Fund, 92,700 and 89,394 respectively                           1,871,617         2,354,644
Eclipse Growth Equity Fund, 53,235 and 46,576 respectively                              817,155         1,035,384
First National Corporation common stock, 70,746 and 59,363 shares, respectively       1,697,904         1,145,706
Investment Contract with New York Life Insurance Company, #11433                      2,863,712         2,255,669


                                                                                      2002                2001
                                                                                      ----                ----

Mutual funds                                                                      $ (1,200,707)        $ (926,437)
Common stock                                                                           431,859            323,742
                                                                            -------------------------------------
             Net depreciation in fair value of investments                            (768,848)         (602,695)
                                                                            =====================================


During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


The number of employees participating in each of the Plan's investment options at December 31, 2002 and 2001, is as follows:

                                              2002               2001
                                              ----               ----

Fixed Income Fund                              141                115
Indexed Bond Fund                               74                 36
Asset Manager Fund                             217                183
Indexed Equity Fund                            270                245
Growth Equity Fund                             195                174
International Equity Fund                       60                 55
First National Corporation Stock Fund          227                192

NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY:

The Plan has a benefit-responsive investment contract with New York Life Insurance Company (New York Life). New York Life, as the Plan's custodian, maintains the assets in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by New York Life. The contract is included in the financial statements at contract value as reported to the Plan by New York Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from
4.73 percent to 7.20 percent for 2002 and 5.18 percent to 7.20 percent for 2001. The crediting interest rates are based on a formula agreed upon with the issuer and are reviewed on an annual basis for resetting.

NOTE E - RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of First National Corporation common stock held by the Plan sponsor's Trust Department. Fees of $3,681 were paid by the Plan to the Trust Department for the year ended December 31, 2002. Dividends received from First National Corporation were $38,930 for the year ended December 31, 2002.

NOTE F - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTE G - TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE H - PLAN OPERATING COSTS:

The Company pays certain operating

                           SUPPLEMENTARY INFORMATION



                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------



  IDENTITY OF                                             DESCRIPTION OF INVESTMENT
  ISSUE, BORROWER,                                        INCLUDING MATURITY DATE, RATE OF
  LESSOR, OR SIMILAR                                      INTEREST, COLLATERAL, PAR OR                               CURRENT
  PARTY                                                   MATURITY VALUE                                              VALUE
  --------------------------------------------------------------------------------------------------------------------------------
  New York Life Insurance Company                         Guaranteed Investment Contract #11433                       $ 2,863,712

  New York Life Investment Management LLC                 Eclipse Indexed Bond Fund, 12,351 shares                        135,368

  New York Life Investment Management LLC                 Eclipse Asset Manager Fund, 165,174 shares                    1,762,405

  New York Life Investment Management LLC                 Eclipse Indexed Equity Fund, 92,700 shares                    1,871,617

  New York Life Investment Management LLC                 Eclipse Growth Equity Fund, 53,235 shares                       817,155

  New York Life Investment Management LLC                 Eclipse International Equity Fund, 15,971 shares                132,877

* First National Corporation                              70,746 common shares                                          1,697,904

  Federated Prime Obligation Income Fund                  Money Market Fund                                                   537

  Federated Prime Obligation Principal Fund               Money Market Fund                                                10,171


Note: Cost information is not required for participant-directed investments.

* Indicates a party in interest

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        South Carolina Bank and Trust Employees' Savings Plan


Date: June 26, 2003                                    /s/ Richard C. Mathis
                                                       ---------------------
                                                       Richard C. Mathis
                                                       Trustee


                                   Exhibit Index
Exhibit No.     Description                                                        Location

(23)                     Independent Auditors' Consent                             Filed herewith

(99.1)                   Certification pursuant to 18 U.S.C. Section 1350,         Furnished herewith
                         as adopted pursuant to Section 906 of the
                         Sarbanes- Oxley Act of 2002, executed by a
                         trustee and principal executive officer of the Plan

(99.2)                   Certification pursuant to 18 U.S.C. Section 1350,         Furnished herewith
                         as adopted pursuant to Section 906 of the Sarbanes-
                         Oxley Act of 2002, executed by a trustee and principal
                         financial officer of the Plan



Exhibit 23

                          INDEPENDENT AUDITORS' CONSENT



To the Trustees of the South Carolina Bank and Trust Employees' Savings Plan:

     We consent to the incorporation by reference of our Report, dated June 6, 2003, included in the annual report on Form 11-K of the South Carolina Bank and Trust Employees' Savings Plan for the year ended December 31, 2002, into the Registration Statement on Form S-8 (File No. 333-26029) and the Registration Statement on Form S-8 (File No. 333-103708) filed by First National Corporation with respect to the South Carolina Bank and Trust Employees' Savings Plan.



                                       /s/ J.W. Hunt and Company, LLP
                                       ------------------------------
                                       J. W. Hunt and Company, LLP


Columbia, South Carolina
June 26, 2003

Exhibit 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report for the South Carolina Bank and Trust Employees' Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, C. John Hipp, III, Plan Trustee, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



/s/ C. John Hipp, III
--------------------------------
Trustee
(principal executive officer)
June 26, 2003

Exhibit 99.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report for the South Carolina Bank and Trust Employees' Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard C. Mathis, Plan Trustee, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



/s/ Richard C. Mathis
-------------------------------
Trustee
(principal financial officer)
June 26, 2003